K&L Gates LLP

One Lincoln Street

Boston, MA 02111

May 31, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (File Nos. 333-            and 811-22352);
Post-Effective Amendment No. 7 to Registration Statement on Form N-2 under the Investment Company Act of 1940

       Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (File Nos. 333-            and 811-22353);
Post-Effective Amendment No. 8 to Registration Statement on Form N-2 under the Investment Company Act of 1940

       Grosvenor Registered Multi-Strategy Fund (W), LLC (File Nos. 333-            and 811-22857);
Post-Effective Amendment No. 7 to Registration Statement on Form N-2 under the Investment Company Act of 1940

Ladies and Gentlemen,

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on behalf of each of the above captioned funds (the “Registrants”) is a post-effective amendment to the registration statement on Form N-2 under the 1933 Act, which also serves as an amendment to each Registrant’s registration under the 1940 Act (the “Registration Statement”). As you may recall, each Registrant is a feeder fund that is a continuously offered closed-end management investment company. The filing represents the annual update for each Registrant. Each Registrant requests no review or limited review of the filing, and each Registrant seeks effectiveness no later than July 29, 2016.

The staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) follows selective review procedures for registration statements, set forth in Securities Act Release No. 6510 (Feb. 15, 1984), which are applicable to all management investment company registration statements. The Staff may determine not to review a registration statement or portions of a registration statement based on similarity to prior filings that have been reviewed by the Staff. Based on these procedures, a registrant may identify portions of prior filings similar or identical to, and intended to serve as precedent for, a current filing.

Please note that each Registrant is a closed-end fund that has been operating a shelf program pursuant to a registration statement on Form N-2. In accordance with Rule 415 under the 1933 Act, each Registrant is required to file a new Form N-2 every three years. In keeping with the request for no review or limited review above, based on the Staff’s prior review and pursuant to the selective review procedures described above, the changes from the previously effective filings are limited to routine updates to the expense, financial and performance tables, ownership of fund shares, as well as updates to the tax disclosures. The investment strategies and investment policies of each Registrant have not changed. Please note that each Registrant will file another amendment to its Registration that will include its annual audited financial statements.

To facilitate your review, at your request we can send to you under separate cover marked versions of the prospectus and statement of additional information showing changes from the current offering documents.

Thank you for your attention to these filings. Please direct any questions to the undersigned at (617) 951-9209 or to George Zornada at (617) 261-3231.

Sincerely,

/s/ Pablo J. Man

Pablo J. Man